UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Woofy Inc.

Legal status of issuer

        Form
        C-Corporation

        Jurisdiction of Incorporation/Organization
        Delaware

        Date of organization
        September 28, 2016

Physical address of issuer
26 West 61st, Fifth Floor, New York, New York 10023

Website of issuer
www.hellowoofy.com

Current number of employees
0

	Most recent fiscal year-end (12-31-2019)	Prior fiscal year-end (12-31-2018)
Total Assets	$30,550	$538
Cash & Cash Equivalents	$30,550	$538
Accounts Receivable	$0	$0
Short-term Debt	$297,685	$286,183
Long-term Debt	$75,000	$0
Revenues/Sales	$1,902	$0
Cost of Goods Sold	$0	$0
Taxes Paid *	$450	$0
Net Income	-$56,498	-$121,341

*   Taxes paid include Franchise Taxes paid to the State of Delaware.

TABLE OF CONTENTS

June 5, 2020

FORM C-AR

Woofy Inc.

hello **Woofy**™

This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by Woofy Inc. ("**Woofy**", the "**Company**," "**we**," "**us**", or "**our**") for the sole purpose of providing certain information about the Company as required by the United States Securities and Exchange Commission (the **"SEC"**).

No federal or states securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§227 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at www.hellowoofy.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§227.202(b)) by: (1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange act of 1934, as amended; (2) filing at least one annual report pursuant to Regulation CF and having fewer then 300 shareholders of record; (3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000; (4) the repurchase of all the securities sold pursuant to Regulation CF by the Company or another party; or (5) the liquidation or dissolution of the Company.

The date of this Form C-AR is June 5, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AND OFFER TO PURCHASE OR SELL SECURITIES.

This form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry, and are subject to risks and uncertainties. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward looking statements give the Company's current reasonable expectation sand projections relating to its financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as the following: "anticipate", "believe", "can have", "estimate", "expect", "intend", "likely", "may", "plan", "project", "should", and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause the Company's actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as may be required by law.

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Woofy Inc. is a Delaware corporation, incorporated on September 28, 2016.

The Company is located at 26 West 61st, Fifth Floor, New York, New York 10023.

The Company's website is hellowoofy.com. The information available on or through our website is not a part of this Form C-AR.

The Company conducts business in all jurisdictions via the Internet with a global customer base.

The Business

HelloWoofy.com / Woofy.ai / EmojiData.ai (part of Woofy, Inc.) is a data science-driven marketing platform and research-based software startup, providing expert marketing tools to marketing professionals and non-professionals.

HelloWoofy.com is a data science-driven marketing platform with a focus on helping small to medium sized businesses compete with larger corporations with unlimited marketing budgets. The platform allows customers to do this by optimizing social media posts (suggestions, the right words, hashtags, images and emojis programmatically). The Company's focus on bringing together design and data science in one easy to use dashboard will lead its efforts to create other product lines to further advance the mission to support small to medium sized companies.

HelloWoofy.com is comprised of several key stakeholders that serve in an advisor, investor or a founder capacity that drive the future of the business forward. Each individual has over 5-10 years of experience within their relevant field and combined over 60+ years of experience on board (from data science, copywriting, marketing, branding, finance, legal and more). The Company's success is based on the wide adoption of the main marketing platform as well as the newly launched API call based business, EmojiData, to enterprises or medium sized companies (finding the best words, emojis via autocomplete). Both efforts drive significant value for customers.

The Company aims to target small to medium sized businesses via several outlets including organic in bound marketing, paid marketing, referral marketing and more. The focus on customer segment allows the Company to create very specific marketing messages and A/B test effective campaigns in order to further drive down the CAC (customer acquisition costs). Customers such as these are in need of solutions such as HelloWoofy.com in order to have a fighting chance against larger, more established and well-funded competitors that often times outspend or have better data to make data driven decisions.

The Company's primary target market for hellowoofy.com is estimated at $19 billion while the Company has also uniquely identified marketplaces where the Company's autocomplete technology could profoundly help non-English speaking or English-as-a-second language speakers within the marketing field. Revenues will be generated on a SaaS basis with discounts given to customers paying for a longer term commitment (for example, 6-12 month subscriptions). EmojiData.ai will charge enterprise customers on an API call basis pricing with similar discounts on longer term or larger API call allotments for the client.

Currently, HelloWoofy.com and EmojiData.ai are both available and ready to be used by customers from all over the world. With over 65 customers on the marketing dashboard, the company expects to continue adding customers and iterating on the product based on cutting edge research and development as well as customer feedback. Commercialization of the various patent pending and other technologies will allow the Company to stay ahead of competition and provide a great experience to customers.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our limited history makes the prospects of realizing a successful business model wholly speculative.
We are a seed-stage company and have little operating history or operating results. We are a seed-stage company and have little operating history or operating results. As a result, we have limited operating history upon which to base an evaluation of us or our prospects. We have limited resources and will be largely dependent upon the minimum amount of proceeds of this and potentially other offerings in order to continue to scale our business. We may encounter difficulties as we continue to scale our business, many of which may be beyond our control. If additional capital is not available when required or is not available on acceptable terms, we may be forced to modify or abandon our business plan. This could result in a cessation of operations and a loss of your entire investment.

We depend on certain key personnel, including senior executives.
Our future success depends on the efforts of key personnel. Arjun Rai is our founder and CEO managing many aspects of the business from product to tech to fundraising etc. The loss of his services would have a materially adverse effect

on us. We expect to face intense competition to be able to attract and retain additional qualified personnel, and it cannot be assumed we will be able to attract or retain qualified personnel. There can be no guarantee of our future performance and you may lose your entire investment.

We are making forward looking statements.
This Form C includes certain forward-looking statements and our estimates with respect to anticipated business prospects and financial performance. These estimates reflect various assumptions of our management that may or may not prove to be correct. Our current expectations are subject to the uncertainties and risks associated with new ventures including, but not limited to, market conditions, successful product development and acceptance, competition and overall economic conditions, and thus there is a substantial risk of the loss of your entire investment. Furthermore, even if we are able to develop and deploy our products and services, we cannot ensure a profitable return on investment.

Nothing herein should be relied upon as a promise of our future performance.
Our ability to generate future revenues will depend on a number of factors, many of which are beyond our control. These factors include the rate of market acceptance of our products, regulatory developments and general economic trends. Due to these factors, we cannot anticipate with any degree of certainty what our revenues, if any, will be in future periods. You have limited historical financial data and operating results with which to evaluate our business and our prospects. As a result, you should consider our prospects in light of the early stage of our business in a new and rapidly evolving market.

Government regulation could impose burdensome requirements and restrictions that could impair demand for our products.
Any government regulation of our products or services, whether at the federal, state or local level, may increase our costs and the price of our service, may have a negative impact on our revenue and profitability, and may challenge the commercial viability of our business. Changes to foreign, state, and local laws governing privacy, customer data, integration of partners or their use of data, and changes in payment system or partnering requirements could all have adverse impacts.

Our additional financing requirements could result in dilution to existing equity holders.
The additional financings which the Company will require may in the future be obtained through one or more transactions which will effectively dilute the ownership interests of stockholders. The Company has the authority to issue additional shares of common stock and preferred stock, as well as additional classes or series of ownership interests or debt obligations which may be convertible into any one or more classes or series of ownership interests. Such securities may be issued without the approval or other consent of the Company's stockholders. Additionally, the Company may amend its creation documents to permit it to have more shares than it presently does. Rights of first-purchase or rights of first refusal can also impact dilution and approval requirements for stock issuance.

The market for our product may be smaller than we expect, and we may not be able to generate the revenue we expect.
There can be no assurance that the market for our product is as we expect. Furthermore, the unit cost may not be achieved for many reasons, including the pricing of competing products, general economic conditions and the market. We may face significant competition in our markets, including new competition from other companies. We are competing with a variety of companies in the United States and abroad. A number of companies are much larger, well-established, have longer-standing relationships with customers and potential business partners, have greater name recognition and have, or may have, access to significantly greater financial, and marketing resources. If we are unable to compete effectively with competitors, our business, financial conditions and results of operations may be adversely affected.

BUSINESS

History
The Company was founded by Arjun Rai. The Company was incorporated in Delaware on September 28, 2016.

Business Outlook

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following milestones: launch of Android app, Journal product, a Google extension upgrade and enhanced Discover section in Q2 2020, 15,000 users by Q4 2020, revenue positive by end of 2020.

Competition
Our main competitor, Hootsuite, within our category is a $1 billion company based in Canada with an offering for social media scheduling while our closest competitor, MeetEdgar, is based in England (formerly Austin, TX). Both of these companies and other similar competitors fail to offer data driven or data science driven marketing and social media management solutions to assist with the creation, optimization, and scheduling of social media or marketing related content.

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Our products seek to distinguish ourselves by integration of products into a future-looking platform driven by data science not employed fully by our competitors. If they were like Palm Pilots, we present the smart phone.

Customer Base
Current customer base resides at 60+ companies and individuals with a mix of paid and free introductory tiers.

Intellectual Property
The Company has filed for two patents and four trademarks with the United States Patent and Trademark Office.

Patents and Provisional Patent Applications

Application/ PUB/ Patent #	Type	Title	File Date	Country/ Organization
U.S. Patent App. No. 16/684,049	Full Non Provisional	Emoji Recommendation System and Method	Nov 14, 2019	USA
U.S. Patent App. No. 16/684,116	Full Non Provisional	Content Similarity Determination System and Method	Nov 14, 2019	USA

Trademarks

Application or Registration #	First Use of Goods and Services	Mark	File Date	Grant Date	Country

88693092	At least as early as Apr. 2017	**"WOOFY"** standard characters	Nov 14, 2019	n/a	USA
88693099	At least as early as Apr. 2017	hello Woofy	Nov 14, 2019	n/a	USA
88693100	N/a (filed under Sec. 1(a) on "intent to use" basis)	emojidata	Nov 14, 2019	n/a	USA
88693095	At least as early as Apr. 2017	Woofy	Nov 14, 2019	n/a	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Arjun Rai	Founder, CEO, Director	CEO (Sales, Fundraising, Product Owner, Investor Relations)	Undergraduate Degree in Small Business and Entrepreneurship (NYIT)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company does not currently have any W-2 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company's capitalization as of March 31, 2020 is as follows:

Type of Security	Amount Outstanding	Voting Rights	Antidilution
Common Stock – Class E	900,000	Yes	No
Common Stock – Class A	76,300	Yes	No
Convertible Notes	$262,500 ($288,428 including accrued interest)	No	No
Draper Convertible Note 1	$10,000 ($10,076 including accrued interest)	No	No
Draper Convertible Note 2	$20,000 ($20,250 including accrued interest)	No	Yes
KISS (Keep It Simple Securities)	$100,000	No	No
Crowd SAFE	$388,279	No	No

The Company has issued the following outstanding securities:

Type of security	Class E Common Stock
Amount Outstanding/Par Value	76,300 (1,600,000 authorized) / $0.0001
Voting Rights	Each holder of record of Class E Common Stock is entitled to one vote for each share of such stock. Except as expressly provided by the Company's certificate of incorporation or by law, the holders of Class E Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class.
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion).	81.3%

Type of security	Class A Common Stock
Amount Outstanding/Par Value	76,300 (1,600,000 authorized) / $0.0001
Voting Rights	Each holder of record of Class A Common Stock is entitled to one vote for each share of such stock. Except as expressly provided by the Company's certificate of incorporation or by law, the holders of Class A Common Stock shall at all times vote together with the holders of Class E Common Stock as a single class.
Anti-Dilution Rights	None
Percentage ownership of the Company by the holders of such security (assuming conversion).	6.9%

The Company has the following convertible securities outstanding:

Type of security	KISS (Keep It Simple Security)
Amount Outstanding/Face Value	$100,000
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	None
Use of Proceeds	Operations, product development, and administrative expenses.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holders of the KISS assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the KISS were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the KISS would be approximately 2.9%.

Type of security	Crowd SAFEs
Amount Outstanding/Face Value	$388,279
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	None
Material Terms	The Crowd SAFEs are convertible at the Company's option upon completion of any Qualified Financing consummated subsequent to the issuance of the Crowd SAFEs, into a series of capital stock identical in all respects to the shares of capital stock issued in such relevant Qualified Financing (the "CF Shadow Series"), except that the holders of such CF Shadow Series will have no voting rights or inspection rights (except for any rights that may not be waived under applicable laws). In the event of such a conversion, the conversion price will be the lesser of 80% of the price per share for the capital stock sold in the applicable Qualified Financing or (ii) the price per share derived by dividing $5,000,000 by the fully diluted number of shares of capital stock of the Company outstanding immediately prior to such Qualified Financing (as applicable, the "Conversion Price"). If the Crowd SAFEs remain outstanding on the date of an IPO or change of control, the holders of the Crowd SAFEs will receive the same consideration as such investor would have received as a holder of shares of common stock (if the liquidity event occurred prior to any Qualified Financing) or the same consideration as the investor would have received as a holder of the capital stock issued in the last Qualified Financing prior to such liquidity event, in either case calculated based on the applicable Conversion Price. There is currently no amount recorded related to the effect of the discount or valuation cap as the conversion and the resulting effect of the discount or valuation cap on the price per share is not calculable until a Qualified Financing event occurs.
Use of Proceeds	6% of the proceeds will be used to pay Intermediary Fees (as defined below); 53% will be used for engineering and product development; 22.2% will be used for legal and accounting; 3.7% will be used for Marketing and Sales; 6% will be used for office rental; and 9.1% will be used for general working capital and operations.

Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	The percentage ownership by the holders of the Crowd KISS assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the KISS were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holders of the KISS would be approximately 2.9%.

* The Company issued $388,279 of Simple Agreements for Future Equity ("Crowd SAFEs") through a crowdfunding financing transaction under Regulation Crowdfunding of the Securities Act of 1933 ("Regulation CF Transaction"). The Regulation CF Transaction was conducted through OpenDeal Portal LLC (the "Intermediary"). The Intermediary received 6% of the proceeds of the Regulation CF Transaction in cash and a Crowd SAFE for an additional 2% of the total amount raised in the transaction (the "Intermediary Fee").

Type of debt	Convertible Notes 1
Amount outstanding	$262,500 ($288,428 including accrued interest*)
Interest Rate and Amortization Schedule	6% interest compounded annually, convertible in the event of a change in control or qualified financing or upon holder's election on or after maturity
Description of Collateral	The debt is unsecured
Use of Proceeds	Operations, product development, and administrative expenses.
Other Material Terms	Upon maturity, the holders may demand repayment of Note principal and accrued interest, which is payable in six equal quarterly installments beginning on the first day of the first quarter following such demand
Maturity Dates	Apr. 2019 (notes with aggregate principal of $172,500) May 2021 (note with principal of $25,000) Dec. 2021 (notes with aggregate principal of $65,000)

Type of debt	Convertible Note ("Draper 1 Note")
Amount outstanding	$10,000
Interest Rate and Amortization Schedule	5% interest compounded annually, convertible in the event of a change in control or qualified financing or upon holder's election on or after maturity
Description of Collateral	The debt is unsecured
Use of Proceeds	Operations, product development, and administrative expenses.
Other Material Terms	None
Maturity Date	November 6, 2020

Type of security	Convertible Note ("Draper 2 Note")
Amount Outstanding/Face Value	$20,000
Voting Rights	None (prior to conversion)
Anti-Dilution Rights	The noteholder has entered into a side letter agreement with the Company giving the holder the right to purchase 25% of any new securities issued by the Company for capital-raising purposes
Use of Proceeds	Operations, product development, and administrative expenses.
Percentage ownership of the Company by the holders of such security (assuming conversion)	The percentage ownership by the holder of the Convertibles Note assuming conversion prior to the Offering is variable and may depend on the terms of the Company's equity financing that triggers conversion and the fully-diluted capitalization at the time of conversion. If the Convertible Notes were to convert at a valuation of $5,000,000 immediately prior to the filing of this Form C, the percentage ownership of the Company by the holder of the Convertible Note would be approximately 0.4%.
Maturity Date	January 16, 2021

The Company has the following debt outstanding:

Type of debt	Revolving Credit
Amount outstanding	$64,000
Interest Rate and Amortization Schedule	0% until Mar. 1, 2021then 20%
Description of Collateral	The debt is unsecured
Use of Proceeds	Operations, product development, and administrative expenses.
Other Material Terms	None
Maturity Date	Revolving

Ownership

At this time, Arjun Rai is only beneficial equity holder who holds greater than 20% of the voting equity of the Company.

Name	Number and type/class of security held	Percentage ownership
Arjun Rai	800,000 shares of Class E Common Stock	81.94%

RECENT TAX RETURN INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and the financial statements attached hereto as Exhibit A in addition to the following information.

Total Income	Taxable Income	Total Tax
$1,936.90	$ (56,498.00)	$450.00

OPERATIONS

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. The Company maintains substantially all of its cash on deposit with a well-established and widely known bank, which management considers to be financially stable and credit worthy. Deposited cash balances are insured by the Federal Deposit Insurance Corporation ("**FDIC**") up to $250,000.

Liquidity and Capital Resources
On April 29, 2020, the Company completed (a) an offering pursuant to Regulation CF and raised $380,866; (b) an offering of a convertible note pursuant to Rule 506(b) in which it raised $5,000; and (c) a private placement offering of a convertible note pursuant to Section 4(a)(2) in which it raised $20,000, for an aggregate of $405,866. The Company will likely require additional financing in excess of the proceeds from these three offerings and its revenue from ongoing operations in order to sustain continued investment in growth over the next 18 months.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the foreseeable future.

MATERIAL CHANGES AND OTHER INFORMATION

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act of 1933; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Arjun Rai, Director invested and owns 800,000 shares of Class E Shares of the Company. Co-founder and former Director Matthew Friedberg invested and owns 100,000 shares of Class E Shares of the Company.

Conflicts of Interest

To the best of our knowledge, the Company has not entered into any transactions or relationships that would give rise to a conflict of interest with the Company, its operations, or its security holders.

OTHER INFORMATION

Compliance with Ongoing Reporting Requirements
The Company has not failed to comply with the ongoing reporting requirements of Regulation CF §227.202, as modified by the applicable Covid-19 extension.

Bad Actor Disclosure
The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

EXHIBIT A
Financials

WOOFY INC.

Unaudited Financial Statements for the

Years Ending December 31, 2019 and 2018


WOOFY INC.
BALANCE SHEET
As of December 31, 2019, and 2018
(Unaudited)


ASSETS	**2019**	**2018**
Current Assets		
Cash and cash equivalents	$ 30,550	$ 538
Total Assets	$ 30,550	$ 538
LIABILITIES AND MEMBERS' CAPITAL		
LIABILITIES		
Current Liabilities		
Convertible Notes	$ 272,500	$ 272,500
Accrued Interest	25,185	13,683
Total Current Liabilities	297,685	286,183
Long Term Liabilities		
Convertible Notes	75,000	0
Total Liabilities	372,685	286,183
STOCKHOLDERS' EQUITY		
Common Stock: Class A Shares; par value $0.0001 per share		
authorized 1,600,000 shares, issued and outstanding 900,000 shares		
as of December 31, 2019 and 2018	90	90
Common Stock: Class E Shares; par value $0.0001 per share		
authorized 900,000 shares, issued and outstanding 76,300 and 1,000 shares		
as of December 31, 2019 and 2018, respectively	8	0
Retained Earnings (Deficit)	(342,233)	(285,735)
Total Stockholders' Equity	(342,135)	(285,645)
Total Liabilities and Members' Capital	$ 30,550	$ 538

WOOFY INC.
STATEMENT OF OPERATIONS
For Years Ending December 31. 2019 and 2018
(Unaudited)

	2019	2018
Revenues	$ 1,902	$ 0
Operating expenses		
General and administrative	42,169	68,018
Salaries	4,729	42,973
Total operating expenses	46,898	110,991
Net Operating Income (Loss)	(44,996)	(110,991)
Interest expense	11502	10350
Net Income (Loss)	$ (56,498)	$ (121,341)

WOOFY INC.
STATEMENT OF STOCKHOLDERS' EQUITY
For Years Ending December 31. 2019 and 2018
(Unaudited)

	Class A Stock		Class E Stock		Retained Earnings (Deficit)	Total Stockholders' Equity
	Shares	Amount	Shares	Amount		
Balance as of January 1, 2018	0	$ 0	900,000	$ 90	$ (164,394)	$ (164,304)
Issuance of Common Stock	1,000	0	0	0	0	0
Net Income (Loss)	0	0	0	0	(121,341)	(121,341)
Balance as of December 31, 2017	1,000	0	900,000	90	(285,735)	(285,645)
Issuance of Common Stock	75,300	8	0	0	0	8
Net Income (Loss)	0	0	0	0	(56,498)	(56,498)
Balance as of December 31, 2018	76,300	$ 8	900,000	$ 90	$ (342,233)	$ (342,135)

WOOFY INC.
STATEMENT OF CASH FLOWS
For Years Ending December 31. 2018 and 2017
(Unaudited)

	2019	2018
Cash flows from operating activities		
Net Income (Loss)	$ (56,498)	$ (121,341)
Interest expense	11,502	10,350
Net cash used in operating activities	(44,996)	(110,991)
Cash flows from financing activities		
Issuance of convertible notes	75,000	15,000
Net cash used in financing activities	75,000	15,000
Net change in cash and cash equivalents	30,004	(95,991)
Cash and cash equivalents at beginning of period	538	96,529
Cash and cash equivalents at end of period	$ 30,542	$ 538

WOOFY INC.
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2019 AND 2018

NOTE 1 - NATURE OF OPERATIONS

WOOFY INC. (which may be referred to as the "Company", "we," "us," or "our") incorporated on September 28, 2016 ("Inception") in the State of Delaware. The Company offers social media marketing on a subscription basis. The company is in the development stage and has generated no revenue as of December 31, 2018.

Since Inception, the Company has relied on funds received from its founders and the issuance of convertible notes to fund its operations. As of December 31, 2018, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 8). During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign, the issuance of convertible notes, and the issuance of Simple Agreements for Future Equity ("SAFEs") (see Note 9), and funds from revenue producing activities. If the Company cannot secure additional short-term capital or continue to generate revenue from operating activities the Company may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2019 and 2018, the Company had $30,550 and $538 in cash and cash equivalents, respectively.

1

Provision for Refunds and Chargebacks

The provision for refunds and chargebacks is recorded as a reduction of revenue and is estimated based on historical experience. The provision is recorded as an accrued liability at period-end. As of December 31, 2018, the Company had an accrued liability of $0. Actual refunds and chargebacks could differ from the Company's estimates.

Fixed Assets

Fixed assets are stated at cost. Property and equipment under capital leases are stated at the present value of minimum lease payments. In accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 350-40, *Accounting for Costs of Computer Software Developed or Obtained for Internal Use*, the Company has capitalized external direct costs of material and services developed or obtained for these projects directly associated with these projects. Amortization for each software project begins when the computer software is ready for its intended use.

Depreciation and amortization are calculated using the straight-line method over the estimated useful lives of the respective assets. The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the way the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2018, the company had no fixed assets.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):
- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the year ending December 31, 2018 as it incurred a taxable loss. In addition, there is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2018. The Company is taxed as a "C" Corporation.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2018, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling marketing subscriptions. The Company's payments are generally collected upfront. For years ending December 31, 2019 and 2018 the Company recognized $1,902 and $0 in revenue respectively.

Accounts Receivable

The Company reserves for uncollectible accounts. Accounts receivable are written off when they are deemed to be uncollectible. Any allowance for doubtful accounts is estimated based on the Company's historical amounts written off, existing conditions in the industry, and the financial stability of the customer. As of December 31, 2019 and 2018, the Company had no accounts receivable.

Advertising

The Company expenses advertising costs as they are incurred.

Stock Based Compensation

The company does not yet have an equity-based compensation plan.

Recent Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2018, FASB amended ASU No. 2018-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INCOME TAX PROVISION

The Company has filed its corporate income tax return for the period ended December 31, 2019, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – CONVERTIBLE NOTES

Prior to 2018 the Company issued $257,500 of 6% unsecured convertible notes due April 1, 2019. Accrued interest will be due April 1, 2019 if the notes do not covert prior to April 1, 2019.

In 2018 The Company issued $15,000 of 6% unsecured convertible notes due May 9, 2020. Accrued interest will be due May 9, 2020 if the notes do not covert prior to May 9, 2020.

In 2019 the Company issued unsecured convertible notes totaling $75,000. Notes totaling $10,000 have an interest rate of 5%, and a maturity date of November 6, 2020. Notes totaling $25,000 have an interest rate of 6% and a maturity date of May 17, 2021. Notes totaling $15,000 have an interest rate of 6%, and a maturity date of December 3, 2021.

Notes totaling $347,500 are automatically convertible into common stock on the completion of an equity offering of $1,000,000 or more ("Qualified Financing"). The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $3,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

As of December 31, 2019, the notes have not converted.

NOTE 5 – STOCKHOLDERS' EQUITY (DEFICIT)

The Company has the following classes of equity:

Common Stock

Common Stock consists of Class A Common Stock, par value $0.0001 per share, and Class E Common Stock, par value $0.0001 per share. The Company has the authority to issue 1,600,000 shares of Class A Common Stock, and 900,000 shares of Class E Common Stock. As of December 31, 2019 and 2018 the Company issued 900,000 shares of Class E stock As of December 31, 2019 and 2018 the Company issued 76,300 and 1,000 shares of Class A stock.

Preferred Stock

The Company has the authority to issue 500,000 shares of undesignated preferred stock, par value $0.0001 per share.

NOTE 6 – STOCK BASED COMPENSATION

The Company has a 2016 stock compensation plan which permits the grant or option of shares to its employees for up to 123,100 shares of Class A common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. As of December 31, 2019 and 2018 the Company issued 76,300 and 1,000 shares of Class A common stock under the stock option plan.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the years ending December 31, 2019 and 2018. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 9 – SUBSEQUENT EVENTS

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

Issuance of Convertible Notes

In 2020 the Company issued $25,000 in convertible notes. Notes totaling $5,000 have an interest rate of 6% and a maturity date of December 3, 2021. Notes totaling $20,000 have an interest rate of 5% and a maturity date of January 16, 2021.

Issuance of Simple Agreements for Future Equity ("SAFEs")

In 2020 the Company issued $383,817 in SAFEs. The SAFEs are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 80% of the price per share of Stock received by the Company in a Qualified Financing or the price per share equal to the quotient of a pre-money valuation of $5,000,000 divided by the aggregate number of shares of the Company's common stock outstanding immediately prior to the initial closing of a Qualified Financing assuming full conversion or exercise of outstanding stock options and Notes.

Anticipated Crowdfunded Offering

The Company plans to offer up to $300,000 in Simple Agreements for Future Equity ("SAFEs") (the "Crowdfunded Offering"). The Company is attempting to raise a minimum of $25,000 in this offering and up to a maximum of $689,334. The Company must receive commitments from investors totaling the minimum amount by December 1, 2020 (the "Offering Deadline") in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee of the amount raised and 2% of the securities issued in this offering.
.
Management's Evaluation

Management has evaluated subsequent events through May 13, 2020, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

CERTIFICATION

I, Arjun Rai, CEO of Woofy, Inc., certify that:

1. the financial statements of Woofy Inc. included in this Form C-AR are true and complete in all material respects; and
2. the tax return information of Woofy Inc. included in this Form C-AR reflects accurately the information reported on the tax return for Woofy Inc. filed for the fiscal year ended December 31, 2019.

Dated: June 5, 2020   /s/ Arjun Rai
                                                   Arjun Rai
                                                   Chief Executive Officer